82-3768



SUPPL

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

May 17, 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
213
SECTION


1954-2004
YEARS OF AUTOMOTIVE EXCELLENCE

faxed

Fax : 001-202-942-9634
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49


05008778

Dear Sirs,

**Tata Motors Limited**
**"File No.82-3768" - Information furnished pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

**"Re : Tata Motors Limited – Board Meeting**
- **(i) Published Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2004-05**
- **(ii) Dividend recommended by the Board for the said financial year**
- **(iii) Notice of Book Closure for the purpose of dividend**

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India :-

"i. The Directors have at their Board Meeting held today:-
- taken on record the Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2004-05 pursuant to Clause 41 of the Listing Agreement.
- recommended a dividend of 125% (Rs.12.5 per share, including a special dividend of Rs.2.50 per share) on 36,17,51,751 Ordinary Shares and any further shares that may be allotted by the Company on conversion of Notes before the book closure. This may be treated as an intimation under Clause 20 of the Listing Agreement.

ii. As required under Clause 16 of the Listing Agreement, the Book Closure for the purpose of payment of the said dividend has been fixed as under:-

| Type of Security | Book Closure | | Purpose |
|---|---|---|---|
| Ordinary Shares (E2 Series) INE155A01014 | From | To | Dividend for the financial year ended March 31, 2005. |
| | June 27, 2005 | July 11, 2005 | |
| | (both days inclusive) | | |



de 6/9


TATA

The payment of dividend will be made to those shareholders whose names stand registered in the books of the Company as on: -

- July 11, 2005 in case of shares held in physical form; and
- June 27, 2005 in case of shares held in electronic form

if declared at the forthcoming Annual General Meeting of the Company.

Kindly contact Ms. Rashmi Naik / Ms. Swati Sundareswaran, Vaishnavi Corporate Communications Pvt. Ltd. in Mumbai on telephone No. (91-22) 56568787 / 8708 / 8706 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encls: a/a

idadata/STOCK/RESULTS/17-May-05-LETTER-SEs


TATA

immediate use **PRESS RELEASE**

**Mumbai, May 17, 2005**

**PAT AT RS.1236.95 CRORES GROWS BY 53%**
**REVENUES FOR THE YEAR UP BY 32%**
**DIVIDEND INCREASED TO 125% INCLUDING A SPECIAL DIVIDEND OF 25%**

**Quarter ended March 31, 2005**

The Company reported revenues (net of excise) of Rs.5338.87 crores for the quarter ended March 31, 2005, an increase of 29% over revenues of Rs.4143.45 crores in the corresponding quarter of last year. The Profit Before Tax (PBT) was Rs.465.28 crores as against a Profit Before Tax of Rs.438.42 crores in Q4 of FY 2004.

The Profit After Tax (PAT) for the fourth quarter, after provision of Rs.77.11 crores (Rs.145.95 crores) towards current and deferred tax was Rs.388.17 crores as compared to Rs.292.47 crores in the corresponding quarter of the previous year, an increase of 33%. However, the operating margins witnessed significant pressure due to an unprecedented increase in material costs like steel and other commodities.

The total sales volume for Q4 of FY 05 at 120410 grew by 24% over 97358 numbers sold in Q4 of FY 04. Sales of Commercial Vehicles in the domestic market increased by 16% to 55132 in the quarter, while Passenger Vehicle sales at 54080 recorded a growth of 26% over the Q4 of the previous fiscal. Exports grew by 60% to 11198 in the quarter.

**Financial Year ended March 31, 2005**

The Company's revenues (net of excise) for the Financial Year 2005 improved by 32% to Rs.17419.13 crores (previous year Rs.13223.22 crores). The PBT for the year grew by 28% to Rs.1651.90 crores (previous year Rs.1292.34 crores). After providing Rs.414.95 crores (previous year Rs.482 crores) towards current and deferred tax for the year, the PAT was Rs.1236.95 crores, an increase of 53% over the PAT of Rs.810.34 crores achieved in the previous year.

The Company recorded significant increases in the sales volume across all product groups. The total sales volume for the year 2005 at 399566 nos. grew by 27%. Commercial Vehicle sales in the domestic market were 189993 nos., an increase of 25% as against the industry growth of 22%. Consequently, the Company improved its overall market share in the Commercial Vehicle segment to 59.7% from 58.5% in the previous year.

Total sales of Passenger Vehicles at 179076 nos. grew by 28% as compared to the industry volume growth of 17%, resulting an increase in the Passenger Vehicle market share to 16.9% from 15.5% in the previous year.


TATA

immediate use **PRESS RELEASE**

Exports for the year recorded an impressive growth of 38% at 30497 nos. in the current year as against 22046 nos. in the previous year.

**Consolidated Financial Results for the year ended March 31, 2005**

The Company reported consolidated revenues (net of excise) Rs.19532.84 crores an increase of 40% as against Rs.13924.72 crores in the previous year. The PBT for the financial year 2005 was Rs.1848.09 crores as against Rs.1444.87 crores in the previous year recording a growth of 28%. The consolidated PAT after considering an amount of Rs.490.62 crores (previous year Rs.530.77 crores) towards current and deferred tax, adjustment for share of minority interest and profit in associate companies was Rs.1385.34 crores as against Rs.915.29 crores in the previous year, recording a growth of 51%.

**Dividend**

The Board of Directors has, recommended a dividend Rs.12.50 per share (including Rs.2.50 as a special dividend) of Rs.10/- each for the financial year 2004-05 (Previous year Rs.8 per share), subject to approval of the Shareholders. Tax on Dividend will be borne by the Company.

The Audited Financial Results for the quarter and for the twelve months ended March 31, 2005 are enclosed.

- Ends –

For details contact:
Rashmi Naik / Swati Sundareswaran
Vaishnavi Corporate Communications Pvt Ltd
Tel – 91 22 56568787 / 8708 / 8706 / 8743
Cell – 91 98215 34390 / 91 98209 60086



TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

**AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005**

| | Particulars | | Nine months ended December 31, 2004 (Audited) | Quarter ended March 31, 2005 (Audited) | Quarter ended March 31, 2004 (Audited) | Year ended 2005 (Audited) | Year ended 2004 (Audited) |
|---|---|---|---|---|---|---|---|
| (A) | | | | | | | |
| 1 | Vehicle Sales: (in Nos.) | | | | | | |
| | Commercial vehicles | | 134861 | **55132** | 47579 | **189993** | 152195 |
| | Passenger Cars and Utility vehicles | | 124996 | **54080** | 42801 | **179076** | 140018 |
| | Exports | | 19299 | **11198** | 6978 | **30497** | 22046 |
| | | | 279156 | **120410** | 97358 | **399566** | 314259 |
| 2 | Vehicle Production: (in Nos.) | | | | | | |
| | Commercial vehicles | | 149106 | **60780** | 50222 | **209886** | 159972 |
| | Passenger Cars and Utility vehicles | | 131566 | **59489** | 47481 | **191055** | 151570 |
| | | | 280672 | **120269** | 97703 | **400941** | 311542 |
| 3 | Export Turnover (at F.O.B. value) | Rs. Crores | 908.16 | **544.53** | 333.96 | **1452.69** | 1006.32 |
| | | US $ M | 207.72 | **124.32** | 82.75 | **332.04** | 230.23 |
| (B) | | | (Rupees Crores) | | | | |
| **1** | Sales/Income from operations | | 14,220.17 | **6,262.40** | 4,859.00 | **20,482.57** | 15,493.52 |
| | Less: Excise Duty | | 2,139.91 | **923.53** | 715.56 | **3,063.44** | 2,270.30 |
| | **Net Sales/Income from operations** | | **12,080.26** | **5,338.87** | **4,143.44** | **17,419.13** | **13,223.22** |
| 2 | Total Expenditure | | | | | | |
| | (a) (Increase) / Decrease in stock in trade and work in progress | | (271.17) | **127.17** | 137.84 | **(144.00)** | 141.98 |
| | (b) Consumption of Raw Materials & Components | | 8,384.11 | **3,545.37** | 2,568.20 | **11,929.48** | 8,341.39 |
| | (c) Staff Cost | | 754.46 | **284.88** | 224.97 | **1,039.34** | 882.49 |
| | (d) Other expenditure | | 1,682.34 | **740.88** | 591.25 | **2,423.22** | 1,975.56 |
| | (e) Sub Total 2(a) to 2(d) | | 10,549.74 | **4,698.30** | 3,522.26 | **15,248.04** | 11,341.42 |
| 3 | **Operating Profit [1-2]** | | **1,530.52** | **640.57** | **621.18** | **2,171.09** | **1,881.80** |
| 4 | Other Income | | 136.49 | **29.60** | 8.97 | **166.09** | 58.90 |
| 5 | Interest | | | | | | |
| | (a) Gross Interest | | 163.35 | **57.42** | 48.38 | **220.77** | 206.65 |
| | (b) Capitalisation of Interest and other receipts | | (40.55) | **(26.07)** | (14.30) | **(66.62)** | (45.39) |
| | (c) Net Interest | | 122.80 | **31.35** | 34.08 | **154.15** | 161.26 |
| 6 | Product development cost-written off | | 48.58 | **18.54** | 31.69 | **67.12** | 51.64 |
| 7 | Depreciation | | 305.92 | **144.24** | 98.73 | **450.16** | 382.60 |
| 8 | **Profit before exceptional items and tax [3+4-5-6-7]** | | **1,189.71** | **476.04** | **465.65** | **1,665.75** | **1,345.20** |
| 9 | Exceptional Items | | | | | | |
| | (a) Employee Separation Cost (Note 3) | | 3.09 | **1.09** | (21.07) | **4.18** | 4.56 |
| | (b) Provision for diminution in value of investments (net) | | - | **9.67** | 48.30 | **9.67** | 48.30 |
| | (c) Sub Total 9(a) to 9(b) | | 3.09 | **10.76** | 27.23 | **13.85** | 52.86 |
| 10 | **Profit Before Tax [8-9]** | | **1,186.62** | **465.28** | **438.42** | **1,651.90** | **1,292.34** |
| 11 | Less: Provision for Taxation | | | | | | |
| | (a) Current Tax | | 311.35 | **52.47** | 34.06 | **363.82** | 96.00 |
| | (b) Deferred Tax | | 26.49 | **24.64** | 111.89 | **51.13** | 386.00 |
| | (c) Sub Total of 11(a) and 11(b) | | 337.84 | **77.11** | 145.95 | **414.95** | 482.00 |
| **12** | **Profit After Tax [10-11]** | | **848.78** | **388.17** | **292.47** | **1,236.95** | **810.34** |
| 13 | Paid-up Equity Share Capital (Face value of Rs. 10 each) | | 361.79 | **361.79** | 356.83 | **361.79** | 356.83 |
| 14 | Reserves excluding Revaluation Reserve | | | | | **3,749.60** | 3,236.77 |
| 15 | Basic EPS (not annualised) | Rupees | 23.63 | **10.73** | 8.31 | **34.38** | 24.68 |
| | Diluted EPS (not annualised) | Rupees | 22.16 | **10.06** | 7.92 | **32.23** | 22.71 |
| 16 | Aggregate of Non-Promoter Shareholding | | | | | | |
| | - Number of Shares | | 243895027 | **244718237** | 235239669 | **244718237** | 235239669 |
| | - Percentage of shareholding | | 67.42% | **67.65%** | 66.65% | **67.65%** | 66.65% |

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) During the year ended March 31, 2005, the amounts debited to Securities Premium Account (SPA) are (a) Rs. 11.86 crores towards premium on the early redemption of Debentures, (b) issue expenses of Rs. 30.62 crores and (c) Rs. 292.07 crores towards premium payable on redemption of FCCNs. The amount of Premium payable on redemption of FCCNs has been fully provided considering Accounting Standard 29 - "Provisions, Contingent Liabilities and Contingent Assets" becoming applicable during the year, as against the past practice of providing premium on a pro-rata basis resulting in debit of Rs.253. 09 crores to Securities Premium Account.

3) Upon 'Limited Revision' to the Accounting Standard on "Intangible Assets" (AS 26), issued on March 17, 2004, the Company had reversed employee separation cost charged off during the period April 1, 2003 to December 31, 2003, in the quarter ended March 31, 2004 resulting in a write back of Rs.22.19 crores in that quarter.

4) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, are considered to constitute one single primary segment.

5) The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of judicature at Mumbai and other necessary approvals. As per the Scheme, for every 100 shares of TFL, 8 shares of the Company will be alloted that would result in an increase in the capital by Rs.14.50 crores.

6) During the quarter, the Company has made an investment of Rs. 51.61 crores in Hispano Carrocera, S.A., a Spanish bus manufacturing company, and in that process acquired 21% equity shares with an option to buy 79% of the equity at a future date.

7) As on January 1, 2005, 8 Investor complaints were outstanding. The Company received 5 complaints during the said quarter and disposed off 12 complaints by March 31, 2005. There is only 1 complaint unresolved as on March 31, 2005, pending details/documents from the investor.

8) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and year ended March 31, 2005.

9) The Board of Directors has, recommended a dividend Rs.12.50 per share (including Rs.2.50 as a special dividend) of Rs.10/- each for the financial year 2004-05 (Previous year Rs.8 per share), subject to approval of the Shareholders. Tax on Dividend will be borne by the Company.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 17, 2005.

Tata Motors Limited



Ratan N Tata
Chairman

Mumbai, May 17, 2005



**TATA MOTORS LIMITED**

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

## AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005

Rs. in crores

| | Particulars | | Year Ended March 31, 2005 (Audited) | Year Ended March 31, 2004 (Audited) |
|---|---|---|---|---|
| 1 | Sales/Income from operations | | 22708.23 | 16284.84 |
| | Less: Excise Duty | | 3175.39 | 2360.12 |
| | **Net Sales/Income from operations** | | 19532.84 | 13924.72 |
| 2 | Total Expenditure | | | |
| | (a) (Increase) / Decrease in stock in trade and work in progress | | (216.84) | 149.79 |
| | (b) Consumption of Raw Materials and Components | | 13489.26 | 8808.49 |
| | (c) Staff Cost | | 1429.94 | 1081.89 |
| | (d) Other expenditure | | 2333.90 | 1806.30 |
| | (e) Sub Total 2(a) to 2(d) | | 17036.26 | 11846.47 |
| 3 | **Operating Profit [1-2]** | | 2496.58 | 2078.25 |
| 4 | Other Income | | 133.94 | 56.20 |
| 5 | Interest (Net) | | 169.66 | 193.78 |
| 6 | Product Development cost written off | | 67.12 | 51.64 |
| 7 | Depreciation | | 531.01 | 425.56 |
| 8 | Amortisation of Deferred Revenue Expenditure in Subsidiaries | | 2.93 | 11.65 |
| 9 | **Profit for the year before exceptional items and tax [3+4-5-6-7-8]** | | 1859.80 | 1451.82 |
| 10 | Exceptional Items | | | |
| | (a) Provision for diminution in value of investments | | 4.00 | - |
| | (b) Employee Separation Cost | | 7.71 | 6.95 |
| | (c) Sub Total 10 (a) and 10 (b) | | 11.71 | 6.95 |
| 11 | **Profit Before Tax [9-10]** | | 1848.09 | 1444.87 |
| 12 | Less: Provision for Taxation | | | |
| | (a) Current Tax | | 404.52 | 107.39 |
| | (b) Deferred Tax | | 86.10 | 423.38 |
| | (c) Sub Total of 12(a) and 12(b) | | 490.62 | 530.77 |
| 13 | **Profit After Tax [11-12]** | | 1357.47 | 914.10 |
| 14 | Adjustment of Miscellaneous Expenditure in Subsidiaries | | (3.78) | (8.64) |
| 15 | Share of Minority Interest | | (8.48) | (4.44) |
| 16 | Profit in respect of investments in Associate Companies | | 40.13 | 18.05 |
| 17 | Goodwill written off | | - | (3.78) |
| 18 | **Profit for the year** | | 1385.34 | 915.29 |
| 19 | Paid-up Equity Share Capital (Face value of Rs.10 each) | | 361.79 | 356.83 |
| 20 | Reserves excluding Revaluation Reserve | | 4035.37 | 3298.84 |
| 21 | Basic EPS | Rupees | 38.50 | 27.88 |
| 22 | Diluted EPS | Rupees | 36.07 | 25.65 |

Notes:

1) As per Accounting Standard (AS 21) on 'Consolidated Financial Statements' and Accounting Standard (AS 23) on 'Accounting for Investments in Associates' in Consolidated Financial Statements, the following subsidiaries and associates have been considered.

| Subsidiary Company | Ownership in (%) | Associate Company | Holding in (%) |
|---|---|---|---|
| Telco Construction Equipment Co Ltd | 80.00 | Tata Cummins Ltd | 50.00 |
| Tata Technologies Ltd | 94.60 | Tata AutoComp Systems Ltd | 50.00 |
| TAL Manufacturing Solutions Ltd | 100.00 | Tata Precision Industries Singapore (Pte) Ltd | 49.99 |
| HV Axles Ltd | 100.00 | NITA Company Ltd (Bangladesh) | 40.00 |
| HV Transmissions Ltd | 100.00 | Tata International Ltd (upto February 28, 2005) | 17.34 |
| Sheba Properties Ltd | 100.00 | Hispano Carrocera, S.A. (from March 16, 2005) | 21.00 |
| Concorde Motors (India) Limited (formerly known as Minicar (India) Ltd) | 100.00 | | |
| Telco Dadajee Dhackjee Ltd | 100.00 | | |
| Tata Daewoo Commercial Vehicle Co. Ltd. (formerly known as Daewoo Commercial Vehicle Co. Ltd.) | 100.00 | | |
| Concorde Motors Limited (from October 21, 2004) | 100.00 | | |
| Tata Technologies, U.S.A | 94.60 | | |
| Suryodaya Capital and Finance (Bombay) Ltd. (from December 31, 2004) | 100.00 | | |

2) (a) The Company has made a further investment of Rs. 9.24 crores on October 21, 2004 in Concorde Motors Ltd. (CML) by way of purchase of shares from Tata Finance Ltd. and Tata Industries Ltd. Consequent to this investment, CML has become 100% subsidiary of the Company.

(b) In terms of the Scheme approved by the High Courts of Judicature at New Delhi and Mumbai, the Sales and Service division of CML has been transferred to Concorde Motors (India) Ltd. (CMIL) with effect from January 1, 2004.

3) The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of Judicature at Mumbai and other necessary approvals. As per the Scheme, for every 100 shares of TFL, 8 shares of the Company will be alloted that would result in an increase in the capital by Rs.14.50 crores.

4) The Company has made an investment of Rs. 51.61 crores in Hispano Carrocera, S.A., a Spanish bus manufacturing company, and in that process acquired 21% equity shares with an option to buy 79% of the equity at a future date.

5) The share of profit (net) in respect of investments in associate companies include profit of Rs.21.44 crores and loss of Rs.0.77 crore, considered on the basis of Unaudited Financial Statements for the year ended March 31, 2005.

6) The Consolidated financial statement should be read in conjuction with the notes to the individual financial results for the Financial Year ended March 31, 2005.

7) The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 17, 2005.

Tata Motors Limited



Ratan N Tata
Chairman

Mumbai, May 17, 2005